[ADAMS AND REESE LLP LETTERHEAD]

September 26, 2005

Via Federal Express and EDGAR (without enclosures)

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549

Re:          BPZ Energy, Inc.

Registration Statement on Form SB-2

Filed July 27, 2005

File No. 333-126934

Amendment No. 1 to Registration Statement on

Form SB-2 Filed August 19, 2005

File No. 333-126934

Form 10—KSB for the Fiscal Year Ended December 31, 2004

Filed April 15, 2005

File No. 0-29098

Forms 10-QSB for the Fiscal Quarters Ended

March 31, 2005 and June 30, 2005

File No. 0-29098

Dear Mr. Schwall:

Set forth below are the responses of BPZ Energy, Inc. (the “Company”) to certain of the comments contained in your letter dated August 29, 2005 regarding the Company’s above referenced filings.  The responses deal solely with your comments regarding the spin-off of Navidec Financial Services, Inc. (“NFS”), as the Company wishes to resolve your questions about the accounting treatment for this transaction prior to submitting our complete response to all your comments.  For your convenience, we have repeated in bold type the comments exactly as set forth in the August 29, 2005 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

AUGUST 29, 2005 Letter

Form SB-2

Navidec Merger Transaction, page 13

2.                                      Your disclosure in this section regarding the distribution of shares of Navidec Financial Services on February 3, 2005 appears to be inconsistent with disclosure contained in a Form 8-K filed by Navidec Financial Services on March 18, 2005 in which it is disclosed that no such distribution has yet occurred.  Please revise the disclosure here and throughout your filings to properly describe the status of the distribution of shares and the current status of the spin-off.  This comment applies to the Form 10-KSB and Forms 10-QSB filed during the fiscal year 2005.

Response:

The disclosure noted in Comment #2 was originally made in the Registrant’s Form SB-2 filed on February 14, 2005.  At that time, the distribution of Navidec Financial Services, Inc. (“NFS”) shares pursuant to the spin-off had occurred and that statement was true and accurate.  We further noted at that time that the transaction would require registration of such shares with the Commission.  As discussed more fully under comment #25, below, the financial and reporting staffs of BPZ Energy, Inc. and NFS report to separate managements and boards of directors and each acts in an autonomous manner.  There is little communication between the two groups regarding accounting matters or SEC filings.  As a result, the financial reporting group of BPZ Energy, Inc. was not fully aware of the details of the suspension or recall of the distribution of NFS shares.  In its Form 8-K dated March 18, 2005, NFS made the statement, “The Company will very shortly establish a new distribution of shares of restricted stock to ensure that the proper accounts will be appropriately credited with the Company’s securities.”  We only recently became aware of subsequent conversations between NFS and the SEC and/or the NASD which prevented NFS from promptly establishing such a new distribution as indicated in their Form 8-K.  Accordingly, we did not have complete information to update our disclosure of the distribution of NFS shares and continued such disclosure in subsequent filings based upon our earlier understanding.  We will amend our filings to clarify the current status of the distribution of shares in conformity with the disclosures made by NFS in its filings.

Merger and Merger Costs, page 37

25.                               We note your consolidation policy disclosures concerning the pre-merger business and Navidec Financial Services.  It appears that the assets, liabilities and accumulated deficit of the acquired business were not reflected in your consolidated financial statements as of December 31, 2004.  We also note your Form 8-K/A filed on December 6, 2004 that also does not appear to present the pro forma information on a consolidated basis.  Please tell us why you do not believe Navidec Financial

Services should be consolidated in your financial statements as of December 31, 2004.

Response:

The Merger Agreement dated July 8, 2004 (filed as Exhibit 10.1 to Form 8-K filed by Navidec, Inc. on July 13, 2004) contains the following provisions relating to the spin-off of NFS:

3.1 (d) (iv) As contemplated, the Parties agree that prior to Closing, Navidec shall establish a record date to spin out the shares of Navidec Financial owned by Navidec to all shareholders of record of Navidec at the record date.  The Parties believe that this transaction may require registration.  Furthermore, the Parties agree that at or before Closing, in addition to assigning the Navidec ownership of Northsight to Navidec Financial, all other assets and liabilities of Navidec shall be assigned to Navidec Financial.  It is contemplated by the parties to this Agreement that at the effective date of the completion of all transactions contemplated by this Agreement including the finalization of the spin-off of Navidec Financial, effectively Navidec, as of the Closing Date, would have no assets, no liabilities and no effective business other than the businesses of BPZ.

5.2 Navidec Financial.  Navidec shall take all steps necessary to effect the “spin-off” of its wholly owned subsidiary, Navidec Financial to the shareholders of Navidec as of any record date preceding the Closing.  Prior to the spin-off, Navidec Financial shall be assigned essentially all of the business assets including two million shares of duly issued fully paid Navidec common stock and all of the liabilities of Navidec and agree to indemnify Navidec from any liability relating to the assigned liabilities.  Additionally, Navidec Financial’s management shall take the steps deemed necessary at its expense to qualify the spin-off pursuant to the Securities Act as is required.  To the extent that the actions required to complete the spin-off of Navidec Financial are not completed prior to the date of Closing, the Parties hereto agree in accordance with Section 1.2 to cooperate fully with the new management of Navidec Financial to complete all necessary filings, registrations, and the execution of all agreements required to consummate the transactions contemplated and necessary relative to the spin-off.

The record date for the spin-off of Navidec Financial was September 9, 2004, the day prior to the Closing Date of the Merger, September 10, 2004.  The spin-off of NFS was an integral part of the Merger Agreement and it was the expectation of both parties that NFS would be spun-off to the shareholders of record prior to the closing of the Merger Agreement.  The substance of the business agreement of the parties and the transaction is summarized in the last sentence of 3.1 (d) (iv), above, “effectively Navidec, as of the Closing Date, would have no assets, no liabilities and no effective business other than the businesses of BPZ.”

The accounting for spin-off transactions is generally governed by Accounting Principles Board Option No. 29, “Accounting for Nonmonetary Transactions” (APB 29), particularly paragraph 23, as amended by Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), particularly paragraphs 27 and 29.  The Company considered this guidance, which would generally provide that the entity to be spun-off would continue to be reflected in the consolidated financial statements of the parent company until it is distributed to the owners.

However, the unique structure of the NFS spin-off transaction posed additional complex accounting issues and the Company did not believe that the above accounting treatment would best represent the substance and actual business effect of the transaction.  As a result of the reverse merger of Navidec, Inc. by BPZ Energy, Inc. on September 10, 2004, the two companies have significantly different shareholder groups.  Of the 14,546,424 shares outstanding on September 10, 2004, holders of only 5,177,748, or 35.6%, of those shares were entitled to the spin-off shares of NFS.  This is well below the 50% commonality of ownership which would typically be expected in consolidated financial statements.  As of August 10, 2005, the Company had 38,118,774 shares outstanding.  Accordingly, on that date, the shareholders entitled to the spin-off of NFS shares comprise only 13.4% of the total shares of the Company.  If NFS were consolidated, the earnings per share calculation from combining two companies with vastly different shareholder groups would not be meaningful.

Additionally, while BPZ Energy, Inc. may be deemed to have 100% nominal ownership of the common stock of NFS, it does not control the operations of NFS.  We believe this is true both in substance and as a matter of state corporate law.  Prior to the closing of the Merger, NFS appointed a separate board of directors and that board appointed the officers of NFS.  Pursuant to Section 5.2 of the Merger Agreement, BPZ Energy, Inc. is required to cooperate fully with the new management of NFS and would be in breach of contract if it exerted control over the management or the board of NFS.  The following points support the business independence of the two companies and the lack of control by BPZ Energy, Inc.:

1)              The two entities are in completely separate lines of business with no overlap of assets.  The operations of each company are autonomous.

2)              Neither company has access to the cash or other assets of the other company.

3)              Subsequent to the Merger, each of the companies has separately completed equity transactions with new shareholders, which financings were completely independent of each other.  The proceeds of these transactions have been dedicated to the separate operations of each company.

4)              NFS maintains offices in Denver, Colorado, while BPZ Energy, Inc. maintains offices in Houston, Texas.  Each of these offices is completely separate from the other.

5)              The management of each of the entities is independent of the other.  There are no common members of management.

6)              The only common director, John McKowen did not stand for reelection at the Annual Meeting of Shareholders of BPZ Energy, Inc. and Mr. McKowen is no longer a director of BPZ Energy, Inc.

7)              Subsequent to the Merger, BPZ Energy, Inc. has taken affirmative steps to separate itself from any continuing business or legal relationships with NFS.  A Business Consulting Agreement under which NFS was providing investor relations, public relations and other financial advisory services to BPZ Energy, Inc. was terminated effective May 6, 2005.

8)              BPZ Energy, Inc. has not been involved in the registration process or SEC filings of NFS and has no control whatsoever over those processes.

One of the fundamental tenets of consolidation accounting is common control of the entities being consolidated.  In this situation, BPZ Energy, Inc. does not have control of NFS, nor does it have a defensible legal claim to the cash or other assets of NFS.  To include these assets in the consolidated financial statements of NFS would not be an appropriate or meaningful presentation to the investors of either company.  In other situations where subsidiaries are not controlled by the nominal parent company, there is precedent for not consolidating such entities, such as a subsidiary in bankruptcy proceedings.  In these complex situations, management and its independent auditors must look beyond the form of the legal relationship between the entities (nominal control of the stock of the subsidiary) and consider whether consolidation is appropriate based on the substance of the relationship.

The spin-off of NFS was approved by the board of directors prior to the closing of the Merger and is final and irrevocable.  This action constitutes the declaration of a dividend of the stock of NFS payable to the shareholders of record of the Company on the date established by the board.  Under generally accepted accounting principles, the declaration of a dividend by the board of directors, whether payable in cash or property, generally gives rise to an accounting entry at the time of declaration, notwithstanding the fact that the dividend will be payable at a later date.  The Company’s legal counsel has expressed the view that the stock of NFS is, in substance, held in an undeclared trust for the benefit of the shareholders of NFS, while the final distribution of the spin-off shares is pending.  The spin-off of the shares of NFS to the shareholders of record as of September 9, 2004 is an irrevocable obligation of the Company to those shareholders and those shareholders have an equitable right to beneficial ownership of the NFS shares.  While the timing of the distribution of the NFS shares may be interrelated with the SEC registration process, the ultimate obligation to distribute the NFS shares is irrevocable based on the actions of the board of directors and the terms of the Merger Agreement.

As a consequence of reverse merger accounting, the historical financial statements of the Registrant are those of BPZ Energy, Inc.  Even if NFS were consolidated, its historical results of operations prior to the effective date of the Merger would not be included in the consolidated financial statements.  Accordingly, the Company believes that the inclusion of NFS’s activities for periods subsequent to the Merger would be of little benefit to readers of the financial statements since the comparable information for periods prior to the Merger would not be included in the basic financial statements.  The Company believes that the inclusion of the activities of NFS in the consolidated financial statements for periods subsequent to the Merger would be very confusing for investors and other readers of the financial statements.

In making its decision regarding the accounting for the NFS spin-off, the Company and its independent accountants relied, in part, on a memorandum from its legal counsel at the time, Ballard, Spahr, Andrews & Ingersoll LLP dated November 16, 2004.  A copy of this memorandum is included as an attachment to this response letter.  In the memorandum, Roger Davidson of Ballard, Spahr, Andrews & Ingersoll LLP expressed the position that the Company had no legal right to the assets, liabilities and operations of NFS and the board of directors and management of the Company were legally obligated to provide any and all assistance required to complete the spin-off of the shares of NFS.

The Company believes the SEC’s guidance in Staff Accounting Bulletin, Topic 5: “Miscellaneous Accounting, Z. Accounting and Disclosure of Discontinued Operations, 7. Accounting for the Spin-off of a Subsidiary” also serves as useful guidance.  The facts and issues discussed in this Staff Accounting Bulletin are very similar, though not identical, to the spin-off of NFS.  In this Staff Accounting Bulletin, the Staff concludes that in limited circumstances, a spin-off transaction may represent a change in the reporting entity and readers of the financial statements are best served by omitting the results of the spun-off subsidiary as provided in APB Opinion No. 20, paragraph 34.  In light of this authority, the Company believes that in the specific circumstances of the NFS spin-off, this accounting treatment provides the most meaningful presentation of the financial statements of the Company.

Based upon all of the foregoing, the Company believes that the most appropriate and meaningful presentation of the financial statements of BPZ Energy, Inc. should not include the balance sheet and results of operations of NFS on a consolidated basis.  Both its legal advisors and its independent accountants have concurred with this decision.

We appreciate your consideration of this response and look forward to resolving this accounting matter.  We would welcome the opportunity to discuss this matter further with the staff to provide any additional information or clarification required.  Both our firm and our client have experienced logistical and communications difficulties as a result of the evacuation for Hurricane Rita, but we will continue to endeavor to be as responsive as possible.  If you have further questions or comments, please contact the undersigned at (713) 308-0109.  If that number is not working properly, my cell number is (713) 397-2881.

Very truly yours,

ADAMS AND REESE LLP

/s/ Mark W. Coffin
Mark W. Coffin

cc:           Ms. Mellissa Campbell Duru

United States Securities and Exchange Commission

Mr. Manolo Zuñiga

Mr. Randall D. Keys

BPZ Energy, Inc.

Ballard Spahr Andrews & Ingersoll, LLP

M E M O R A N D U M

To:	Charles Carlson, CPA,
Johnson, Miller & Co., P.C.,
Certified Public Accountants to
Fasken Center
550 West Texas, Suite 1000
Midland, Texas 79701

From:	Roger V. Davidson

Date:	November 16, 2004

Re:	Legal Status of Navidec Financial Services, Inc. Spinout

You have requested that we provide you with an analysis of the legal prerequisites and current status of the proposed spinout of Navidec Financial Services, Inc. (F/K/A Navidec Capital, Inc.) (“NFS”), from its parent corporation Navidec Inc.  In April 2004, the BPZ Energy, Inc. (“BPZ”) parties and Navidec Inc. entered into a definitive merger agreement which expired effective June 30, 2004 without closing.  On July 8, 2004, BPZ and the BPZ shareholders entered into a revised definitive merger agreement with Navidec Inc.  Paragraph 5.2 of the merger agreement required that all of the assets and liabilities of Navidec Inc. on a premerger basis be assigned to NFS, a wholly-owned subsidiary of Navidec Inc. and that upon consummation of the merger by and between BPZ and the wholly-owned subsidiary of Navidec Inc. formed for the purpose of the reversed triangular merger whereby BPZ became a wholly-owned subsidiary of Navidec Inc., all of the shares of NFS owned by Navidec would be spun out to the shareholders of record of Navidec immediately prior to the effective date of the BPZ Navidec merger.  Section 5.2 of the merger agreement further required that pursuant to Section 1.2 of the merger agreement, the management of BPZ and Navidec Inc. cooperate fully in the filing of all necessary documents including a proxy statement and ‘34 Act registration statement with the Securities and Exchange Commission to consummate the spinout transaction at the earliest practicable date subsequent to the conclusion of the merger.

At or immediately subsequent to the BPZ/Navidec closing date but prior to effective date of the merger, all actions necessary to assign all of the assets and liability and Navidec’s legacy business to NFS were consummated and all director and shareholder action required was received to complete the assignment.  On September 10, 2004, the merger became effective upon the issuance of Navidec shares in exchange for all of the outstanding shares of BPZ.  As of the same date, the spinout of NFS was fully approved and completed subject only to the above-referenced filings with the Securities and Exchange Commission.

While no further shareholder approval or other legal action is required, our interpretation of the SEC’s release with respect to spin-offs would require that NFS file a Section 14A proxy statement and a Form 10SB registration statement with the Securities and Exchange Commission prior to consummating the spin-off.  These documents require the inclusion of the financial statements of NFS among substantial other information.  The audited financial statements for NFS have not yet been completed to our knowledge, however, we have committed to file the required SEC filings at the earliest practicable date subsequent to the receipt of the audited financial information.  Upon filing the 14A and Form 10SB with the Commission, we will be able to complete the assignment of all of the issued and outstanding shares of NFS to the shareholders of Navidec of record on September 9th, and as of that moment, NFS will not be a subsidiary of Navidec.

Since all of the legal requirements for the completion of this spinout except for the SEC filings above mentioned had been received and completed simultaneously with the acquisition of BPZ by Navidec, Navidec Inc. had no legal right to the assets, liabilities or operations of NFS, and the Board of Directors and management of Navidec was legally obligated to provide any and all assistance required to NFS to complete the spinout of the shares.

This analysis is based on the laws of the State of Colorado (the state of incorporation of both Navidec and NFS), and the rules and regulations promulgated pursuant to the Securities Exchange Act of 1934.  From a disclosure standpoint it may be misleading to include the business operations, assets and liabilities of NFS with those of Navidec as of September 30th under the circumstances that present themselves since Navidec has no further rights with respect to NFS operations and assets but only an obligation to assist with the eventual spin out of the NFS shares.

RVD/gmd

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